UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~A~~-5

‖‖‖‖‖‖‖‖‖‖‖

21002320

SEC FILE NUMBER
8-40413

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** ENDING **12/31/20**

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Church Street

(No. and Street)

Little Silver, NJ   07739

(City)   (State) (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Famiglietti   (732) 530-0303

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – *if individual, state last, first, middle name*)

733 Route 35 North, Suite A   Ocean   NJ   07712

(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **H. John Buckman Jr.** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc,** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUCKMAN, BUCKMAN, & REID, INC.
AND AFFILIATE

Consolidated Financial Statements and
Supplementary Information

For the Year Ended December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5.

For Public Disclosure



Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Buckman, Buckman, & Reid, Inc. and Affiliate

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Buckman, Buckman, & Reid, Inc. and Affiliate as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Buckman, Buckman, & Reid, Inc. and Affiliate as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Buckman, Buckman, & Reid, Inc. and Affiliate's management. Our responsibility is to express an opinion on Buckman, Buckman, & Reid, Inc. and Affiliate's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buckman, Buckman, & Reid, Inc. and Affiliate in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Buckman, Buckman, & Reid, Inc. and Affiliate's auditor since 2017.

Adeptus Partners LLC

Ocean, New Jersey
February 26, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statement of Financial Condition
December 31, 2020

<u>ASSETS</u>

	2020
Cash	$ 459,814
Deposit with clearing organization	100,000
Securities owned at fair value	102,798
Receivable from clearing organizations	408,553
Other receivables	189,303
Prepaid expenses and other assets	46,603
Total assets	$ 1,307,071

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

Accounts payable and accrued expenses	$ 319,677
PPP Loan	568,207
Collateralized agreements:	
Subordinated borrowings	401,000
Total liabilities	1,288,884
Stockholders' equity	
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,576 shares, at stated value	1,248,212
Additional paid in capital	52,166
Accumulated deficit	(1,252,191)
Less: cost of treasury stock	(30,000)
Total stockholders' equity	18,187
Total liabilities and stockholders' equity	$ 1,307,071

See accompanying notes to consolidated financial statements

Note 1 - <u>Summary of significant accounting policies</u>
<u>Organization</u>
Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company, through its affiliate the Buckman Advisory Group, LLC also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through independent clearing services. The Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2004 providing investment advisory services.

<u>Basis of presentation</u>
The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

<u>Principles of consolidation</u>
The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. The financial statements have been consolidated under the requirements of FASB ASC 810. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

<u>Use of estimates</u>
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Concentration of credit risk</u>
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their

Note 1 -   Summary of significant accounting policies (cont'd)
Concentration of credit risk (cont'd)
obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest bearing accounts and are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Securities owned - equities
Marketable equity securities are carried at market value as of the last day of the month. The resulting difference between cost and market value is included in income.

Regulatory requirements
The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to the greater of $100,000 or 6 2/3 % of aggregated indebtedness. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2020, the Company had net capital (as defined by Rule 15c3-1) of $731,738, which was $631,738 greater than the aforementioned net capital requirement.

Security transactions and revenue recognition
For purposes of transparency, matching and convenience, the Company has chosen to recognize commissions, concessions, interest, and dividends revenue and expenses on a settlement date basis, (the same method utilized by the clearing broker). GAAP requires all revenues to be recorded on a trade-date basis. For the year ended December 31, 2020, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was not material. The Company feels that settlement date approximates trade date recognition of revenue.

Note 1 - <u>Summary of significant accounting policies (cont'd)</u>

<u>Management and consulting fees</u>
Management and consulting fees are earned monthly and quarterly and are recognized on a pro rata basis over the term of the contract.

<u>Trading Income</u>
The securities transactions and related spread revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

<u>Income taxes</u>
Deferred income taxes are provided on temporary differences between the financial reporting basis and income tax basis of the Company's assets, liabilities and operating loss and tax credit carryforwards using the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

<u>Uncertain tax positions</u>
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholders will not be subject to additional tax, penalties and interest as a result of such challenge.

<u>Subsequent events</u>
FASB ASC 855 requires annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 26, 2021, and determined that no additional disclosures were required.

Note 2 - Clearing agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is required to maintain a $100,000 good-faith deposit with its clearing broker. The broker clearing agreement terminates in June, 2024.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 3 - Fair value measurement (cont'd)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

> Level 1-Quoted prices in active markets for identical assets or liabilities.
>
> Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Acccordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarch. In such cases, for disclosure purposed, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Note 3 - <u>Fair value measurement (cont'd)</u>

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition is valued at the last quoted price as of December 31, 2020. All other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The fair values of investments as of December 31, 2020 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 98,316	$ -	$ -	$ 98,316
Bonds	4,482	-	-	4,482
Total	$ 102,798	$ -	$ -	$ 102,798

Note 4 - Subordinated borrowings
Subordinated borrowings consist of the following as of December 31, 2020:

	Maturity Date	Interest rate	Loan Amount
Unsecured subordinated loan agreement with stockholder	02/28/22	8%	$ 140,000
Unsecured subordinated loan agreement with affiliate	07/31/22	10%	25,000
Unsecured subordinated loan agreement	07/31/22	8%	60,000
Unsecured subordinated loan agreement with stockholder	06/30/22	10%	42,000
Unsecured subordinated loan agreement with stockholder	06/30/22	10%	42,000
Unsecured subordinated loan agreement with stockholder	06/30/22	10%	42,000
Unsecured subordinated loan agreement	12/21/21	10%	50,000
			$401,000

Interest expense charged to operations for the year ended December 31, 2020 for all subordinated loan agreements amounted to $36,100.

Note 5 - Other Receivables - Stockholders

For the year ended December 31, 2020, included in other receivables is $179,069 of advances made to the stockholders of the Company. The advances, which are non-interest bearing, are payable over the normal course of business.

Note 6 - Income taxes

The provision for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2020:

	Current	Deferred	Total
States	$ 2,090	-	$ 2,090
	$ 2,090	$ -	$ 2,090

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2017. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2016.

Note 7 - Lease commitments

The Company occupies its office facilities under various operating leases.

On April 3, 2019, the Company entered into a one year lease agreement with a related party for their office in New Jersey. The lease was amended on October 1, 2019 to change the monthly rent payment from $18,300 to $10,000. Upon expiration on April 1, 2020, the Company amended the lease for a one year extension with a monthly rent payment of $18,300. The Company has a security deposit for $35,000. Rental payments made in 2020 were $194,700.

The Company has a lease for its Florida Office, which runs through April 2021. Rental payments made in 2020 were $70,258. The Company has a security deposit of $9,329. The Company will not renew this lease. The Company entered into a one-year lease in December, 2020 with a related party to cover its branch requirements in Florida. Rental payments made for this facility in 2020 to the related party were $5,800.

Note 7 - <u>Lease commitments (cont'd)</u>
The annual minimum rental commitments under non-cancelable leases are as follows:

	New Jersey	**Florida**
2021	$73,200	$93,075
2022	0	0
	$73,200	$93,075

Note 8 - <u>PPP Loan</u>
During April, 2020, the Company received a PPP (Paycheck Protection Program) loan for $568,207. The Company anticipates receiving full forgiveness of the loan by the SBA in February, 2021. Based on regulatory guidelines, the amount of the loan has been included in the computation of the Company's Net Capital at December 31, 2020.

Note 9 - <u>Contingencies</u>
The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position. The Company incurred net customer settlement charges of $57,143 during 2020.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During 2020, the Company incurred a $15,000 fine levied by FINRA.